--------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                   SCHEDULE TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           TALK AMERICA HOLDINGS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $ 0.01 PER SHARE
                         (Title of Class of Securities)
                                      n/a(1)
                      (CUSIP Number of Class of Securities)

                              ALOYSIUS T. LAWN, IV
                           TALK AMERICA HOLDINGS, INC.
                      12020 SUNRISE VALLEY DRIVE, SUITE 250
                             RESTON, VIRGINIA 20191
                                 (703) 391-7500
           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
                                   Copies to:
--------------------------------------- ----------------------------------------
   Jonathan C. Stapleton, Esq.               Aloysius T. Lawn, IV, Esq.
         Arnold & Porter                    Talk America Holdings, Inc.
         399 Park Avenue                           6805 Route 202
    New York, New York 10022                New Hope, Pennsylvania 18938
       Tel: (212) 715-1111                      Tel: (215) 862-1092
       Fax: (212) 715-1399                      Fax: (215) 862-1960
--------------------------------------- ----------------------------------------

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                   AMOUNT OF FILING FEE**
---------------------                                    --------------------
       $916,766.10                                               $183.35

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,062,133 shares of Common Stock of Talk America Holdings, Inc. having an aggregate value of $916,766.10 as of August 24, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. **The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        N/A               Filing Party:   N/A
                       -----------------                      -----------
Form or Registration No.:      N/A               Date Filed:     N/A
                         ---------------                    -------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|     third-party tender offer subject to Rule 14d-1.

|X|     issuer tender offer subject to Rule 13e-4.

|_|     going-private transaction subject to Rule 13e-3.

|_|     amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

(1) There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying shares of Common Stock is 874264104.

This Tender Offer Statement on Schedule TO relates to an offer by Talk America Holdings, Inc. ("Talk America") to exchange certain outstanding employee stock options, including the options outstanding under Talk America's 1998 Long-Term Incentive Plan (the "1998 Plan"), the 2000 Long-Term Incentive Plan (the "2000 Plan"), and the 2001 Non-Officer Long-Term Incentive Plan (the "2001 Plan" and, together with the 1998 Plan and the 2000 Plan, called the "Plans"), to purchase approximately 6,062,133 shares of Talk America's Common Stock, par value $0.01 per share, for new options that will be granted under the Plans, upon the terms and subject to the conditions set forth in the Offer to Exchange attached hereto as Exhibit (a)(1) and the related Memorandum to Employees dated August 29, 2001 attached hereto as Exhibit (a)(2)

Only employees of Talk America or one of its subsidiaries will be eligible to participate in the Offer.

The information in the Offer to Exchange, including all Exhibits thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as set forth below.

ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (b)    Not applicable.

     (d)    Not applicable.

ITEM 8.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)    Not applicable.

ITEM 9.     PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a)    Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) The information set forth in the Offer to Exchange under Section 10 ("Information Concerning Talk America") and Section 17 ("Additional Information"), the information set forth on pages 19 through 40 of Talk America's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 filed with the SEC on April 2, 2001 and the information set forth on pages 3 through 19 of Talk America's Quarterly Report on Form 10-Q for the period ending June 30, 2001 and filed with the SEC on August 14, 2001 is incorporated herein by reference.

     (b)    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

     (b)    Not applicable.

ITEM 12.    EXHIBITS.

     (a)(1) Offer to Exchange Outstanding Options for New Options, dated August 29, 2001.

        (2) Memorandum to Employees, dated August 29, 2001.

        (3) Form of Employee Individual Option Holdings.

        (4) Election Form.

        (5) Notice to Change Election from Accept to Reject.

     (b)    Not applicable.

     (d)(1) Talk America Holdings, Inc. 1998 Long-Term Incentive Plan previously filed with the SEC on January 20, 1999 as Exhibit 10.14 to the Company's Current Report on Form 8-K, which is incorporated herein by reference.

        (2) Talk America Holdings, Inc. 2000 Long-Term Incentive Plan previously filed with the SEC on July 7, 2000 as Exhibit 10.31 to the Company's Registration Statement on Form S-4 (Registration No. 333-40980), which is incorporated herein by reference.

        (3) Talk America Holdings, Inc. 2001 Non-Officer Long-Term Incentive
        Plan.

     (g)    Not applicable.

     (h)    Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

     (a)    Not applicable.

                                    SIGNATURE


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.


                                TALK AMERICA HOLDINGS, INC.




                                By: /s/ Aloysius T. Lawn, IV
                                   --------------------------------------
                                   Name:   Aloysius T. Lawn, IV
                                   Title:  Executive Vice President, General
                                             Counsel and Secretary





Date August 29, 2001

                                INDEX TO EXHIBITS

EXHIBIT                                                                                 Page
-------                                                                                 ----
99.(a)(1)  Offer to Exchange all Outstanding Options for New Options, dated August
29, 2001.                                                                                  7

99.(a)(2)  Memorandum to Employees, dated August 29, 2001.                                34

99.(a)(3)  Form of Employee Individual Option Holdings.                                   45

99.(a)(4)  Election Form                                                                  47

99.(a)(5)  Notice to Change Election from Accept to Reject.                               53

99.(b)     Not applicable.                                                                --

99.(d)(1)  Talk America Holdings, Inc. 1998 Long-Term Incentive Plan previously filed with the SEC on January 20, 1999 as Exhibit 10.14 to the Company's Current
Report on Form 8-K, which is incorporated herein by reference.                            --

99.(d)(2)  Talk America Holdings, Inc. 2000 Long-Term Incentive Plan previously filed with the SEC on July 7, 2000 as Exhibit 10.31 to the Company's
Registration Statement on Form S-4 (Registration No. 333-40980), which is
incorporated herein by reference.                                                         --

99.(d)(3)  Talk America Holdings, Inc. 2001 Non-Officer Long-Term Incentive Plan.         58

99.(g)     Not applicable.                                                                --

99.(h)     Not applicable.                                                                --
